UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36285

RAYONIER ADVANCED MATERIALS INC.

(Exact name of registrant as specified in its charter)

1301 Riverplace Boulevard, Suite 2300

Jacksonville, FL 32207

(904) 357-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Preferred Stock Purchase Rights(1): None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Rayonier Advanced Materials Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RAYONIER ADVANCED MATERIALS INC.

By:	/s/ Richard Colby Slaughter
Name:	Richard Colby Slaughter
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: April 4, 2023

(1)

The Preferred Stock Purchase Rights (the “Rights”) expired at 5:00 p.m. Eastern Time on March 20, 2023 pursuant to the terms of that certain Rights Agreement, dated as of March 21, 2022, between Rayonier Advanced Materials Inc. (the “Company”) and Computershare Trust Company, N.A, as Rights Agent. The Company initially filed a Form 8-A to register the Rights on March 21, 2022.